# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Koppers Holdings Inc., CIK 0001315257
CUSIP: 50060P106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 436 SEVENTH AVENUE, PITTSBURGH, Pennsylvania (PA), 15219
Date of event which requires filing of this statement: 10/20/2026
Amends the filing with accession number 0000921895-26-001441
Filed by CIK 0001633362
Persons authorized to receive notices and communications: JEFFREY JACOBOWITZ, SIMCOE CAPITAL MANAGEMENT, LLC, 540 Madison Avenue, 27th Floor, New York, New York (NY), 10022, 212-448-7400; STEVE WOLOSKY & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Simcoe Capital Management, LLC (CIK 0001633362): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,063,279; shared voting power 0; sole dispositive power 1,063,279; shared dispositive power 0; aggregate amount beneficially owned 1,063,279 (5.6% of the class)
- SIMCOE PARTNERS L P (CIK 0001220336): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 873,494; shared voting power 0; sole dispositive power 873,494; shared dispositive power 0; aggregate amount beneficially owned 873,494 (4.6% of the class)
- Simcoe Select, LP (CIK 0001758330): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 154,000; shared voting power 0; sole dispositive power 154,000; shared dispositive power 0; aggregate amount beneficially owned 154,000 (0.8% of the class)
- SIMCOE MANAGEMENT COMPANY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,027,494; shared voting power 0; sole dispositive power 1,027,494; shared dispositive power 0; aggregate amount beneficially owned 1,027,494 (5.4% of the class)
- SDR Partners, LLC (CIK 0001538519): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 35,785; shared voting power 0; sole dispositive power 35,785; shared dispositive power 0; aggregate amount beneficially owned 35,785 (0.2% of the class)
- Jacobowitz Jeffrey (CIK 0001450714): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,063,279; shared voting power 0; sole dispositive power 1,063,279; shared dispositive power 0; aggregate amount beneficially owned 1,063,279 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Koppers Holdings Inc.
Address of issuer's principal executive offices: 436 SEVENTH AVENUE, PITTSBURGH, Pennsylvania (PA), 15219

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The shares of the Issuer's Common Stock (the "Shares") purchased by each of Simcoe Partners, Simcoe Select and SDR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 873,494 Shares directly owned by Simcoe Partners is approximately $24,977,523, including brokerage commissions. The aggregate purchase price of the 154,000 Shares directly owned by Simcoe Select is approximately $6,544,634, including brokerage commissions. The aggregate purchase price of the 35,785 Shares directly owned by SDR Partners is approximately $1,213,593, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 18,911,568 Shares outstanding, as of July 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

A. Simcoe Partners
As of the date hereof, Simcoe Partners directly owned 873,494 Shares. Percentage: approximately 4.6%

B. Simcoe Select
As of the date hereof, Simcoe Select directly owned 154,000 Shares. Percentage: less than 1%

C. Simcoe Management
Simcoe Management, as the general partner of Simcoe Partners and Simcoe Select, may be deemed the beneficial owner of the (i) 873,494 Shares owned by Simcoe Partners and (ii) 154,000 Shares owned by Simcoe Select. Percentage: approximately 5.4%

D. SDR Partners
As of the date hereof, SDR Partners directly owned 35,785 Shares. Percentage: less than 1%

E. Simcoe Capital
Simcoe Capital, as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners, may be deemed the beneficial owner of the (i) 873,494 Shares owned by Simcoe Partners, (ii) 154,000 Shares owned by Simcoe Select and (iii) 35,785 Shares owned by SDR Partners. Percentage: approximately 5.6%

F. Mr. Jacobowitz
Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 873,494 Shares owned by Simcoe Partners, (ii) 154,000 Shares owned by Simcoe Select and (iii) 35,785 Shares owned by SDR Partners. Percentage: approximately 5.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Simcoe Partners
1. Sole power to vote or direct vote: 873,494
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 873,494
4. Shared power to dispose or direct the disposition: 0

B. Simcoe Select
1. Sole power to vote or direct vote: 154,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,000
4. Shared power to dispose or direct the disposition: 0

C. Simcoe Management
1. Sole power to vote or direct vote: 1,027,494
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,027,494
4. Shared power to dispose or direct the disposition: 0

D. SDR Partners
1. Sole power to vote or direct vote: 35,785
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,785
4. Shared power to dispose or direct the disposition: 0

E. Simcoe Capital
1. Sole power to vote or direct vote: 1,063,279
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,063,279
4. Shared power to dispose or direct the disposition: 0

F. Mr. Jacobowitz
1. Sole power to vote or direct vote: 1,063,279
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,063,279
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Simcoe Capital Management, LLC: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member (10/22/2026)
- SIMCOE PARTNERS L P: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member of Simcoe Management Company, LLC (its General Partner) (10/22/2026)
- Simcoe Select, LP: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member of Simcoe Management Company, LLC (its General Partner) (10/22/2026)
- SIMCOE MANAGEMENT COMPANY, LLC: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member (10/22/2026)
- SDR Partners, LLC: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member of Simcoe Management Company, LLC (its Investment Manager) (10/22/2026)
- Jacobowitz Jeffrey: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz (10/22/2026)